FOR IMMEDIATE RELEASE	NASDAQ:TRIL
TSX: TR

TRILLIUM THERAPEUTICS DOSES FIRST PATIENT WITH TTI-621 IN
PHASE 1 SOLID TUMOR TRIAL

TORONTO, Jan. 31, 2017 – Trillium Therapeutics Inc. (NASDAQ: TRIL; TSX: TR), a clinical-stage immuno-oncology company developing innovative therapies for the treatment of cancer, today announced that it has initiated dosing in its second Phase 1 clinical trial with TTI-621 (SIRPaFc) in patients with relapsed or refractory percutaneously-accessible solid tumors and mycosis fungoides. Trillium is developing TTI-621 as a novel checkpoint inhibitor of the innate immune system, and the drug is currently being evaluated in an ongoing 10-cohort Phase 1b study in patients with relapsed or refractory hematologic malignancies.

“To our knowledge, this is the first patient to ever receive an intratumoral injection of a CD47 blocking agent,” commented Dr. Bob Uger, Trillium’s Chief Scientific Officer. “We believe this approach, which aims to achieve a high local concentration of TTI-621 and employs frequent biopsy analysis, will help us better understand the effects of TTI-621 on the tumor microenvironment and provide critical information for the development of rational combination therapies.”

This two-part clinical trial is designed as a multi-center, open-label Phase 1a/1b trial, and is evaluating TTI-621 as a single-agent in patients that have relapsed or refractory percutaneously accessible solid tumors or mycosis fungoides (NCT02890368). The escalation phase will include single or multiple doses of TTI-621 delivered by intratumoral injections, which will be followed by an expansion phase during which one or more selected dose levels of TTI-621 will be tested.

About Trillium Therapeutics:
Trillium Therapeutics Inc. is a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s lead program, SIRPaFc (TTI-621), is a fusion protein that consists of the CD47-binding domain of human SIRPa linked to the Fc region of a human immunoglobulin (IgG1). It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. A Phase 1 clinical trial (NCT02663518) evaluating SIRPaFc is ongoing in advanced hematologic malignancies, and a second Phase 1 trial is underway in solid tumors (NCT02890368). Trillium also has a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities from validated drugs and drug candidates with improved pharmacological properties. Stemming from this platform, the company’s most advanced preclinical program is an orally-available bromodomain inhibitor, followed by an epidermal growth factor receptor antagonist with increased uptake in the brain. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information:
This press release may contain forward-looking statements, which reflect Trillium’s current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such risks and uncertainties, including our expectations about the enrollment in the Phase 1a dose escalation and expansion into Phase 1b of the study of TTI-621, and our ability to use observations to guide future clinical development, are described in the Company’s ongoing quarterly and annual reporting. Except as required by applicable securities laws, Trillium undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Contact:
Trillium Therapeutics Inc.
James Parsons
Chief Financial Officer
+1 416 595 0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com

Investor and Media Relations:
Mark Corbae
Canale Communications for Trillium Therapeutics
619-849-5375
mark@canalecomm.com